Vedanta Limited FY2017 Results 15 May 2017 Results conference call details are on the last page of this document Elements for a Sustainable Future Exhibit 99.4

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd.) and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd.) and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd) and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Contents Section Presenter Page Strategic Update Tom Albanese, CEO 3 Financial Update Arun Kumar, CFO 13 Business Review Tom Albanese, CEO 23 Q & A 32

Vedanta Limited FY2017 Results 15 May 2017 Strategic Update Tom Albanese Chief Executive Officer Empowering Growth

Sustainable Development Note: ICMM 2014 methodology adopted from FY2016 onwards Building a Zero Harm Culture Safety 5 Fatalities during FY17 - crane related accident at a site in Rajasthan (4 fatalities in Q4) Social Licence to Operate Social Investment of Rs. 110 crore benefitted 2.2mn people 71 Model ‘Nand Ghar’ (signature project of Vedanta) made operational in terms of Health, Education and Women Entrepreneurship Environment  Carbon Strategy & Policy finalised Tailings and ash storage facility risk assessment conducted Focus on ‘Eureka–Waste to Value’ projects to derive value out of wastes - implemented on digital cloud platform Best Governance Standards Suppliers audit to check compliance with Modern Slavery Act Hindustan Zinc Limited solar panels Water consumption and Recycling rate LTIFR (per million man-hours worked) Note: Increase in consumption is due to ramp up in the businesses

Vedanta Limited: A diversified resources company, with low cash cost positions, market leading growth and strong balance sheet Attractive cost position Commodity diversification1 Strong balance sheet Sector leading growth I II III IV Size of circle denotes EBITDA contribution Iron ore Aluminium Zinc India Copper India O&G Gearing2 Net Debt/EBITDA3 Vedanta Ltd CRISIL rating AA 4.5 Peers include BHP Billiton, Rio Tinto, Anglo American, Glencore, Teck Resources, Freeport and Hindalco Source: Consensus, Company filings, Bloomberg, Wood Mackenzie, CRU for Aluminium ; Company data for Vedanta Notes: 1. All companies have been calenderised to a Dec YE; Glencore revenue split accounts only for their ‘Industrial activities’; Revenues from copper smelting for Vedanta Ltd and Hindalco are based on benchmark Tc/Rc 2. Gearing is calculated as Net debt divided by the sum of Net debt and Equity (based on reported numbers) 3. EBITDA as per CY 2017 consensus estimates 2016A – 2018E Cu equiv. production CAGR Peers Peers Peer Companies % Revenue (CY 2016) Zinc Intl.

Vedanta Limited: A world-class natural resource powerhouse anchored in India The completion of the Cairn merger enables Greater financial flexibility to allocate capital efficiently Focus on shareholder returns - Dividend policy announced 6th largest diversified resources company in the world1 Only global player with significant operations, expertise and majority sales in the Indian market – the fastest growing G-20 economy2 Solid Balance sheet: Net Debt/EBITDA at 0.4x3 – lowest and strongest among Indian and global peers With a market capitalisation of c. USD 14bn4, inclusion in India’s premier index - the Nifty 50 (from May 26th) Increase in free float by c. 70% to c. USD 7bn 6 Notes: 1. As per 2016 reported EBITDA 2. As per Moody’s 3. As of March 31, 2017 4. Pro-forma market cap based on May 12, 2017 share price

FY2017 Results Highlights

Operations: Record production, capacities ramping-up

- Ramp-up of capacities at Aluminum, Power, Iron Ore
- Record production at Zinc–India, Aluminum, Power and Copper India
- Gamsberg zinc project on track for CY18 production

Financial: Strong free cash flow; PAT[2] up 2.6 times

- Significantly higher FCF of c. Rs. 13,312 crore
- Q4 FY2017 EBITDA doubled versus Q4 FY2016
- Cost and Marketing saving of c.$712mn, enabling strong margins
- Gross debt reduced by c. Rs. 4,115[3] crore, further reduction of c. Rs. 6,200 crore post 1st April 2017
- Highest ever dividend of Rs. 7,099 crore during FY2017
- FY2017 contribution to exchequer: c. Rs. 40,000 crore (including dividends to Government)

Corporate

- Merger with Cairn India completed
- Dividend policy announced

Group EBITDA Mix



FY2017
6%
7%
8%
11%
19%
49%
FY2016
3%
14%
9%
4%
24%
46%
Zinc
Oil & Gas
Aluminium
Power
Copper
Iron Ore

Key Financials

In Rs. crore	FY2017	FY2016
EBITDA	21,437	15,184
Attributable PAT (before exceptional & DDT)[2]	7,323	2,839
Attributable PAT (before exceptional)	5,681	1,218
Group EBITDA Margin[1]	39%	30%

Notes: 1. Excludes custom smelting at Copper and Zinc India operations
2. Attributable PAT before exceptional & DDT *(Dividend Distribution Tax)*
3. Excluding HZL Temporary short term borrowing (Rs 7,908 crore) for dividend payment

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 7

Capital Allocation: Focus on Shareholder Returns World class assets and operational excellence to deliver strong and sustainable cash flows Production growth and asset optimization Strong Shareholder Returns Announced dividend policy at Vedanta Ltd pass through of HZL’s regular dividend, plus minimum 30% pay out of Attributable PAT (ex HZL PAT) HZL dividend policy - minimum 30% pay out Maintain Strong Balance Sheet Continued reduction of gross debt Target for AA+ rating from current AA rating (CRISIL) Grow Existing Businesses Focus on full capacity utilisation and production growth in existing businesses Any investment opportunities to clear hurdle rate of return

Vedanta well-positioned to benefit from strong Zinc fundamentals Refined Zinc inventory (mt) at 7 year lows, supporting zinc prices Sources: Bloomberg, Wood Mackenzie India’s zinc consumption expected to grow rapidly over next decade Zinc consumption (indexed) Low TCs reflect tightness in concentrate market

Ideally positioned to capitalize on India’s growth and natural resource potential …to drive increasing resources demand India key themes GDP/capita growth Urbanisation Population growth Secular growth trends… 1.0% CAGR 8.5% CAGR +174mn Source: World Bank (May 2016) Source: World Bank (May 2016) Source: International Monetary Fund; Wood Mackenzie

Government’s strong push for Infrastructure Growth Allocation of $35bn for infrastructure development “Housing for All” budget of $12bn over next three years Plans to construct 30 million houses by 2022 Positive Regulatory Developments Mining sector Government identified 300 mineral blocks to auction by FY2018 Iron ore, limestone, bauxite and other minerals Expert committee appointed by SC has recommended -iron ore mining limit increase from 20mt to 30mt in Goa MMDRA simplifies transfer of mining leases, enabling M&A activity in the sector Auction of coal linkages beneficial for long term security of coal sourcing Oil and Gas PSC extension policy in place, allowing pending PSC extension of pre-NELP blocks Open Acreage Licensing Policy (OALP), to attract foreign investment in oil exploration Vedanta to benefit from strong Indian growth and encouraging regulatory environment Industrial Production Growth Rates Source: Wood Mackenzie

Delivering on our Strategic Priorities

Strategic Priority	What we Achieved in FY2017	Focus Areas for FY2018
Production growth	• Record production at several operations • Significant ramp ups at Aluminium, Iron Ore and Power • Gamsberg project on track	• Continued production ramp up • Progress towards production at Gamsberg • Continue to improve business efficiencies
De-leveraging	• Strong FCF of Rs. 13,312 crore • Gross debt reduced by c. Rs. 4,115[1] crore	• Efficiently refinance upcoming maturities, lower interest costs • Shareholder returns: Dividend policy announced
Simplification of group structure	• Completed merger with Cairn India	• Realise benefits of the Vedanta Ltd – Cairn India merger
Preserve License to Operate	• Decline in fatal accidents and LTIFR • Achieved water savings target • c. 1.5mn beneficiaries of community initiatives	• Implement best practices for Zero Harm, Zero Discharge, Zero Waste • Continued reduction of GHG emissions and carbon footprint
Identify next generation of Resources	• Zinc India: Net addition of 14.5mt to R&R	• Leverage expertise of central mining exploration group • Optimize oil exploration activities, while preserving growth options

Note: 1. Excluding HZL Temporary short term borrowing (Rs 7,908 crore) for dividend payment

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 12

Financial Update Arun Kumar Chief Financial Officer Value Creation

Notes:1. Excludes custom smelting at Copper India and Zinc-India operations 2. FY2017 Pro-forma excludes HZL Temporary short term borrowing of Rs. 7,908 crore; and incorporates dividends paid in April 2017 of Rs. 7,224 crore by HZL and Vedanta Limited Previous period figures have been re-grouped and re-arranged; DDT refers to Dividend Distribution Tax FY2017: Strong profitability and balance sheet Rs. crore or as stated FY2017 FY2017 Pro-forma2 FY2016 Change Q4 FY2017 Change vs Q4 FY2016 EBITDA 21,437 15,184 41% 7,275 109% EBITDA margin¹ 39% 30% 9% 44% 15% Attributable PAT (Before Exceptional & DDT) 7,323 2,839 2.6x 2,971 3.4x Attributable PAT (Before Exceptional) 5,681 1,218 4.7x 1,580 - EPS (Rs./share) (Before Exceptional & DDT) 24.70 9.57 10.02 EPS (Rs./share) (Before Exceptional) 19.17 4.11 - 5.33 - Gross Debt 71,569 63,661 67,776 Cash 63,471 48,339 59,284 Net Debt 8,099 15,322 8,492 Net Debt/EBITDA 0.4 0.7 0.6 Net Gearing 10% 17% 10% Debt/Equity 1.0 0.9 0.8

EBITDA Bridge (FY2017 vs FY2016) FY2017 vs. FY2016 (In Rs. crore) Market & Regulatory Rs. 3,768 crore Operational Rs. 2,483 crore Zinc & Lead 3,196 Aluminium 576 Brent Discount 231 Iron ore 112 Brent 74 Power (173) Metal Premiums (290) Initiatives 1,850 Volume Led (219) Iron ore 674 Power 687 Aluminium 301 Others 67 Lisheen (138) Zinc India (249) Zinc Intl (22) Cairn (335)

Q4 FY2017 EBITDA at over $1bn Q4 FY2016 vs. Q4 FY2017 (In Rs. crore) Market & Regulatory Rs. 2,212 crore Operational Rs. 1,549 crore Zinc & Lead 1,777 Aluminium 546 Brent 563 Iron ore 61 Brent Discount 96 Power 16 Metal Premiums (74) Zinc India 701 Aluminium 229 Iron ore 81 Power 134 Cairn (91) Zinc Intl. (99) Others 36 Initiatives 508 Volume Led 129

Cost Savings and Marketing Initiatives Cost and marketing savings program ($m) progressing ahead of original plan Segment-wise contribution of savings ($712mn) Cumulative savings of US$1.3bn expected to be achieved by H1FY2019 Savings in each period is over cost base of FY2015 and net of market fluctuations Achieved cumulative savings of $712m in last 2 years with $ 462m in FY 2017 (run rate of $40m, up from $20m in FY 2016) $682m in cost and marketing savings $30m in capex savings Program progressing ahead of the original plan to deliver $1.3bn of cumulative savings by H1 of FY 2019 Continuous focus is helping the program stay fresh and we are also looking at new areas and ways of cost reduction: Digitalization End to end outsourcing partnerships More improvements in techno commercial and mine logistics: higher productivity and efficiency Renewed program on vendor optimisation, consolidation, scorecard and low cost in country sourcing Various initiatives around QA/QC progressing well

Income Statement

- **Depreciation & Amortization**
  - Lower in Q4 and FY17 on account of lower amortization charge on mining reserves at Oil & Gas due to impairment in FY16, partially offset by capitalization at Al & Power
- **Finance cost**
  - Lower in Q4 due to lower interest rates and capitalization of interest at Jharsuguda (this was earlier being expensed when project start-up was temporarily on hold), partially offset by capitalization of new capacities at Al & Power
  - Higher in FY17 due to capitalization of new capacities at Al & Power offset by lower interest rates
- **Other income**
  - Lower in Q4 on account of lower MTM gain on investments
  - Higher in FY17 on account of higher MTM gain

In Rs. crore	Q4 FY'17	Q4 FY'16	FY'17	FY'16
Revenue	22,371	15,828	71,721	63,920
EBITDA	7,275	3,489	21,437	15,184
Depreciation & amortisation	(1,604)	(2,082)	(6,292)	(8,572)
Finance Cost	(1,503)	(1,562)	(5,855)	(5,778)
Other Income	921	1,308	4,581	4,444
Exceptional item[1]	(114)	(33,645)	(114)	(33,785)
Taxes	(636)	304	(2,103)	(70)
Taxes – DDT	(1,391)	(1,278)	(1,642)	(1,621)
Taxes – Special Item	(34)	12,335	(34)	12,369
Profit After Taxes (before exceptional & DDT)	4,528	1,483	11,663	5,174
Profit After Taxes (before exceptional)	3,137	205	10,022	3,553
Profit After Taxes	2,989	(21,104)	9,873	(17,863)
Attributable profit (before exceptional & DDT)	2,971	861	7,323	2,839
Attributable profit (before exceptional)	1,580	(416)	5,681	1,218
Attributable PAT	1,411	(13,839)	5,512	(12,270)
Minorities % (before exceptional)	49%	-	43%	66%

Note 1: Exceptional Items in FY2017 of Rs. 114 Crore is primarily relating to write off on exploratory assets. Exceptional items in FY2016 primarily includes impairment in Oil & Gas business.

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION
18

Net Debt for FY2017 (In Rs. crore) FCF Post Capex Rs. 13,312 crore Project Capex (5,355) Sustaining capex (768)

Optimising Capex to drive Cash Flow Generation FY2016 FY2017 FY2019e Growth Capex Profile and Free Cash Flow pre capex - $bn Prioritised capital to high-return, low-risk projects to maximise cash flows Capex spent for FY 17 at $0.7bn against original guidance of $1bn FY 2018 capex guidance at $1.2 bn − $0.4bn for Zinc India and $0.2bn for Gamsberg − $0.16bn for Aluminium and Power $0.25bn for O&G with optionality for further investment based on progress, subject to PSC extension Optionality capex includes capex flexibility for Lanjigarh refinery expansion and 400ktpa Copper smelter FY2018e 1.2 1.2 0.6 0.7

Strong Credit Profile and Balance Sheet Term debt of $7.1bn ($4.5bn at Standalone and $2.7bn at Subsidiaries) Maturity profile shows term debt (excludes working capital of $0.3bn, short term debt of $2.3bn and short term borrowing at HZL of $1.2bn) 1 Term Debt excluding repayments till date Maturity Profile of Term Debt ($7.1bn) (as of 31stMar 2017) FY2018 as of date1 0.7 Gross debt reduction and maturity extension Deleveraged c. $1bn after 1st April 2017 Benefitting from strong access to capital markets to extend short term debt Strong credit profile: CRISIL (subsidiary of S&P) upgraded credit rating at AA with stable outlook; BALCO upgraded two notches to AA-/Stable Strong liquidity: Cash and liquid investments of $9.8bn (pro-forma $7.5bn1) and undrawn committed lines of $0.9bn Note 1: FY2017 Pro-forma excludes HZL Temporary short term borrowing of Rs. 7,908 crore; and incorporates dividends paid in April 2017 of Rs. 7,224 crore by HZL and Vedanta Limited

Financial Priorities: Shareholder returns while continuing to strengthen Balance Sheet Disciplined Capital Allocation; focus on FCF Ramp-ups at Aluminium, Power and Iron Ore are generating significant cash flows Continued optimization of Opex Further improvement in credit rating to AA+ Deleveraging; Strong Liquidity Focus Cost Savings Long Term Shareholder Value Continued reduction in gross debt Debt being refinanced at longer maturities and lower interest cost Strong Liquidity Focus Delivering on savings program Cost in 1st/2nd quartile of cost curve across all businesses Dividend policy announced Focus on FCF and return on capital Vedanta delivered strong shareholders return

Vedanta Limited FY2017 Results 15 May 2017 Business Review Tom Albanese Chief Executive Officer Operational Excellence

Zinc India FY2017 Results Record production: MIC at 907kt; silver at 453 tonnes Integrated refined metal production at 809kt CoP at $830/t; 1st quartile on global cost curve Projects – key highlights Capacity expansion to 1.2mt by FY2020 RAM U/G mine ramp-up progressing well SK mine capacity expansion to 4.5mtpa expected in FY2018, ahead of schedule Zawar mill expansion to 2.5mtpa expected to be completed by mid-2017 FY2018 Outlook Integrated zinc and lead production c. 950kt; silver >500 tons CoP expected to be marginally higher than FY2017 based on current levels of coal & input commodity prices Capex c.$350-360mn (on-going expansion projects, fumer and smelter de-bottlenecking) Proportion of Underground mining has increased, while CoP/ton remains fairly stable CoP $/ton1 Note 1. Total CoP/ton of refined metal As a low cost Zinc producer, well positioned in any cycle $/t Source: Wood Mackenzie Zinc India CY 2017E Zinc C1 composite cost curve

Zinc International

Zinc International

FY2017 Results
- Production at 156kt: Skorpion at 85kt; BMM at 70kt
- CoP $1417/t, higher mainly due to lower production

250kt Gamsberg Project
- On target for first production by mid-2018
- Mining contract outsourced; 16mt of waste moved to date
- Over 75% of budgeted capex committed
- Plant and Infrastructure EPC contract placed
- CoP expected at $1000-1,150/t

Other projects
- Skorpion pit extension: Work has commenced in April 2018; ore extraction by H2 FY2018
  - Potential to increase mine life by 3 years
- Pre-feasibility study underway to increase life of BMM mine
- Focused exploration program ($12mn) across all the locations to exploit the high potential prospects

FY2018 Outlook
- Production expected c.160kt; CoP estimated at c.$1500/t higher due to appreciating local currency, higher throughput and significant investment in exploration
- Total capex spend of c. $230mn for Gamsberg project


North Access Ramp
North Pit
V Cut
South Pit
South pit Ramp
Contractor Camp

Significant progress at Gamsberg Project

Gamsberg: A large project with lowest capital intensity


Capital Intensity ($/t)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Median: $3,421/t
Gamsberg
Other zinc projects

Source: Wood Mackenzie.
Note: This includes all new projects coming into production in 2017 and 2018 (base and probable cases). For Gamsberg internal estimates have been used

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 25

Cairn: Oil & Gas FY 2017 Results FY2017 gross average production at 189,926boepd Rajasthan production at 161,571boepd Offshore production at 28,355boepd Mangala EOR, world’s largest polymer program Successful ramp up with production level of 56 kboepd in Q4 RJ gas Q4 production of 21 mmscfd due to a technical issue between the transporter and customers which has since been resolved and gas sales normalized RJ FY2017 waterflood operating cost at $ 4.3/boe, reduced by 17% y-o-y RJ FY 2017 blended cost including EOR at $6.2/boe, reduced by 5% y-o-y Gross contribution of $1.7bn to the exchequer during the year Projects RDG: Completed 15 well hydro-frac campaign Bhagyam EOR: Completed Injectivity test Aishwariya EOR: Commenced Injectivity test MPT: Facility modifications MPT: Facility modifications Gas: Commissioning of compressor fans Rajasthan: Mangala Processing Terminal Rajasthan: Steam Turbine Generators at Mangala

Cairn: Oil & Gas Forward Plan RDG Gas project Phase-1: 40-45 mmscfd by Q2 FY2018 Phase-2: Gas production of 100mmscfd and condensate production of 5kboed by H1 CY2019; Tendering for new gas processing terminal and rig underway Key Oil projects Mangala Infill: Commencing 15 well program with production expected in Q2 FY2018 Liquid handling: Upgrading infrastructure to support incremental oil volumes Bhagyam EOR: Successfully completed injectivity test; Revised FDP submitted to JV Aishwariya EOR: Commenced polymer injectivity test in 3 wells; FDP submitted to JV Aishwariya Barmer Hill: 30% reduction in project capex to $195mn for EUR of 32mmbbls FY 2018 Outlook Rajasthan production expected at 165 kboepd with further potential upside from growth projects Net capex estimated at $250mn 90% for development including EOR, Tight oil and Tight gas projects 10% for Exploration and Appraisal MPT: Facility modifications MPT: Facility modifications Gas: Commissioning of compressor fans Rajasthan: Raageshwari Gas Terminal Progress on Key Projects Key Oil Projects EUR1 (mmboe) Capex (US$m) Status RDG 86 440 Phase-1 to commence by Q2 FY2018, Phase-2 by H1 CY2019 Mangala Infill 4 40 First oil by Q2 FY2018 Liquid Handling 12 120 Project execution to begin in FY2018 Bhagyam EOR 25 100 Revised FDP submitted to JV Aishwariya EOR 15 60 FDP submitted to JV Aishwariya Barmer Hill 32 195 Phase-1 expected by Q1 2018, Phase-2 project execution to begin in FY2018 Note 1. Estimated Ultimate Recovery

Aluminium

FY 2017 Results

- Record production of Aluminium: 1,213kt and Alumina: 1,208kt
- Aluminum Q4 CoP at $1,492/t higher q-o-q due to higher imported Alumina offset by lower power and other costs
  - Q4 Alumina CoP $290/t vs. $340/t for imported alumina

Operations

- 500kt Jharsuguda-I smelter: outage in April 2017 impacted 228 of the 608 pots; impacted pots to restart from Q2 FY18
- Ramp-up at 1.25mt Jharsuguda-II smelter:
  - 1st line: 81 pots in operations & full ramp up to complete by Q3 FY2018
  - 2nd line: Fully ramped up and capitalized in Q4 FY2017
  - 3rd line: Commenced ramp up in Dec, 139 pots operational, full ramp up by Q3 FY2018
  - 4th line: Under evaluation
- 325kt BALCO-II: Fully operational, capitalization in Q1 FY2018

FY 2018 Outlook

- Aluminium production 1.5 to 1.6mt (excl. trial run); Alumina production 1.5 to 1.6mt
- CoP estimated at $1475-1500/t; with Q1 likely to be higher
- Bauxite production from mines at BALCO estimated at 1.8-2mt
- Working with State Government on allocation of bauxite

Aluminium Costs and Margins (in $/t, for Q4 FY2017)



Q3'17 1710 56 72 1,838 (560) (571) (298) (68) $342/t (158) (368) (184)
1,851
45
86
1,982
(645)
(548)
(298)
(44)
447
([VALUE])
(299)
(2)
LME
Ingot Premium
Value Addition
Total Realisation
Alumina Cost
Power Cost
Other Hot Metal Costs
Conversion Costs & others
EBITDA
Dep
Int
PBT

Roadmap to 2.3mtpa Aluminium Capacity



2,320
228 pots impacted by outage in April 2017
BALCO 245kt (Operating)
J'guda 500kt (Operating)
J'guda 1.25mt
BALCO 325kt
Total Aluminium Capacity
Operating capacity
Capacity to ramp up in FY2018
Capacity ramp up being evaluated

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 28

vedanta
transforming elements

Power

Results

- TSPL: All 3 units became operational in FY 2017: record plant availability of 85% in Q4 FY2017 and 79% in FY2017
  - Plant currently out of production due to fire at coal conveyor in April 2017
  - Rectification in progress, expect to restart plant by end-June
  - Targeting availability of 75%+ in FY2018, despite 2 months of outage
- Increased offtake under PPA's in Q4
  - BALCO 600MW IPP: 72% PLF in Q4 vs 55% in Q3
  - Jharsuguda 600MW: PLF of 78% in Q4 vs 72% in Q3
- MALCO 100MW: PLF remained low at 29% in Q4 due to lower demand

Coal outlook

- Higher production by Coal India has resulted in reduced reliance on imports
- Coal linkage of 6mtpa secured in Q2FY2017
  - Linkages commenced in November 2016 with 1.36mt coal received in Q4 FY2017

Power Generation Capacity – c. 9GW

IPP: 3.6GW
- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 2*300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO


41%
59%

CPP:5.1GW
- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 2*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin

Increased availability of domestic coal has enabled lower coal costs


Domestic coal
Imported coal
8%
15%
10%
5%
6%
5%
0%
3%
160
150
140
130
120
110
100
90
80
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
VED: Wtd avg coal cost¹
Global thermal coal price¹

Note: Above data is for CPP's and IPP's at Jharsuguda and BALCO
1. Indexed to 100, Mix is at normalized GCV

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 29

Iron Ore and Copper India

Iron Ore

- Achieved full year production cap in Goa and Karnataka
  - Produced additional allocation of 2.6mt in Goa
- Q4 Goa CoP reduced to US$19/t
  - FY2017 CoP at US$21/t, 38% lower y-o-y
- FY2018 production allocation: 5.5mtpa at Goa and 2.3mtpa at Karnataka
  - Goa government seeking intervention of Hon. Supreme Court for 30mtpa, and subsequently 37mtpa with additional infrastructure
  - Engaged with Karnataka government for additional allocation

Copper India

- Record annual cathode production of 402kt
- Net cost of conversion higher y-o-y due to lower acid prices
- Continue to be well positioned in the lowest cost quartile
- FY2018 production estimated at 400kt
  - Maintenance shutdown of c.11 days planned in Q1 of FY2018
- 400ktpa smelter expansion being evaluated

Goa iron ore costs and margin (Q4 FY2017, US$/t)

	Fe 62% CFR	Grade & VIU	Freight	GPF	NSR c.57% Fe	Mining & Processing	Logistics	Royalty & Others	EBITDA
FY2017	72	25	7	1	39	5	7	7	19



86
39
7
1
39
5
7
7
21
Fe 62% CFR
Grade & VIU
Freight
GPF
NSR c.57% Fe
Mining & Processing
Logistics
Royalty & Others
EBITDA



Tuticorin Smelter

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 30

Focus Area Status Production growth Disciplined Capital Allocation; Focus on FCF De-leveraging Simplification of group structure Preserve License to Operate Identify next generation of Resources Shareholder returns Scorecard for the year

Vedanta Limited FY2017 Results 15 May 2017 Q & A

FY2018 Guidance Segment FY18e Comments Zinc India Zinc-Lead Integrated: 950kt; Silver volume: +500 tonnes CoP ($/t): marginally higher than FY2017 Zinc International Zinc-Lead volume: c.160kt CoP: c.$1,500/t Gamsberg expected CoP: $1000-1,150/t Oil & Gas RJ Gross Volume: 165kboepd Ravva Gross volume: 16kboepd Cambay Gross volume: 10kboepd Aluminium Alumina: 1.5-1.6mt Aluminium: 1.5-1.6mt (excl. trial-run) Aluminium CoP: $1,475-1,500/t; with Q1 likely to be higher Power TSPL plant availability: 75%+ Plant currently out of production and expected to recommence by end-June Iron Ore 5.5mtpa at Goa and 2.3mtpa at Karnataka Engaged with respective State Governments for additional allocation Copper - India Production: 400kt Maintenance shutdown of c. 11 days expected in Q1 FY2018

Project Capex Capex in Progress Status Capex ($mn) Spent up to March 2017 Spent in FY 17 Unspent as at 31 Mar 17 Cairn India - RDG, Mangala Infill, Aishwariya & Bhagyam EOR, Barmer Hill, Liquid handling etc 295 45 45 250 Aluminium Sector BALCO – Korba-II 325ktpa Smelter and 1200MW power plant(4x300MW)1 Smelter: 168 pots capitalised and balance 168 in trial run Power – All 4 units operational 1,872 1,963 73 (91) Jharsuguda 1.25mtpa smelter Line 4: Fully Capitalised (316 pots operational) Line 3 :2 section capitalised 2,920 2,746 178 174 Power Sector Talwandi 1980MW IPP Completed 2,150 2,113 60 37 Zinc Sector Zinc India (Mines Expansion) Phase-wise by FY2020 1,600 1,015 225 585 Others 150 12 12 138 Zinc International Gamsberg Mining Project First production by mid 2018 400 63 42 337 Capex Flexibility Metals and Mining Lanjigarh Refinery (Phase II) – 4mtpa Subject to Bauxite availability 1,570 822 10 748 Tuticorin Smelter 400ktpa Under evaluation 367 140 8 227 Skorpion Refinery Conversion Currently deferred 156 14 3 142 Note 1. Cost overrun on account of changes in exchange rates. Total overrun expected to be $120mn upto FY2018-19

(in Rs. crore) Company 31 March 2017 31 December 2016 31 March 2016 Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone (excluding Cairn India) 43,233 2,316 40,917 43,168 1,247 41,921 33,466 1,352 32,114 Zinc India 7,908 32,166 (24,258) 0 25,373 (25,373) 0 35,277 (35,277) Zinc International 0 907 (907) 0 678 (678) 0 642 (642) Cairn India 0 27,646 (27,646) 0 25,975 (25,975) 0 21,907 (21,907) BALCO 4,925 63 4,862 5,513 12 5,501 5,109 12 5,097 Talwandi Sabo 8,012 191 7,821 7,824 97 7,727 7,283 40 7,243 Twin Star Mauritius Holdings Limited 1 and Others2 7,491 182 7,310 8,461 69 8,392 21,918 54 21,864 Vedanta Limited Consolidated 71,569 63,471 8,099 64,966 53,452 11,514 67,776 59,284 8,492 Entity Wise Cash and Debt Notes:Debt numbers are at Book Value and excludes inter-company eliminations. 1. As on 31 March 2017, debt at TSMHL comprised Rs.6,808 crore of bank debt 2. Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Limited’s investment companies.

Net Debt for Q4 FY 2017 (In Rs. crore) FCF Post Capex Rs. 8,772 crore Project Capex (2,133) Sustaining capex (105)

Debt Breakdown & Funding Sources Diversified Funding Sources for Term Debt of $7.1bn (as of 31 March 2017) Term debt of $ 4.5bn at Standalone and $2.7bn at Subsidiaries, total consolidated $7.1bn Debt Breakdown (as of 31 March 2017) Note: USD–INR: Rs. 64.8386 at 31March, 2017 Debt breakdown as of 31 Mar 2017 (in $bn) Term debt 7.1 Working capital 0.3 Short term borrowing 2.3 Short term borrowing at HZL 1.2 Total consolidated debt 11.0 Cash and Liquid Investments 9.8 Net Debt 1.2 Debt breakup ($11bn) - INR Debt 86% - USD Debt 14%

EBITDA Bridge (Q4 FY2017 vs Q3 FY2016) Q4 FY2017 vs. Q3 FY2017 (In Rs. crore) Market & Regulatory Rs. 304 crore Operational Rs. 985 crore Zinc & Lead 401 Aluminium 222 Brent (11) Iron ore (10) Brent Discount (68) Power (28) Metal Premiums 62 Zinc India 559 Aluminium 89 Iron ore (77) Power 41 Cairn 151 Zinc Inter. (99) Others 42

Note: 1 Including internal gas consumption OIL AND GAS (boepd) Q4 Q3 Full Year FY2017 FY2016 % change YoY FY2017 FY 2017 FY 2016 % change YoY Average Daily Total Gross Operated Production (boepd)1 1,94,343 2,06,170 -6% 1,91,230 1,99,574 2,12,552 -6% Average Daily Gross Operated Production (boepd) 1,84,585 1,97,039 -6% 1,81,818 1,89,926 2,03,703 -7% Rajasthan 1,57,338 1,67,650 -6% 1,54,272 1,61,571 1,69,609 -5% Ravva 17,769 19,058 -7% 18,172 18,602 23,845 -22% Cambay 9,477 10,331 -8% 9,375 9,753 10,249 -5% Average Daily Working Interest Production (boepd) 1,17,926 1,25,775 -6% 1,15,829 1,21,186 1,28,191 -5% Rajasthan 1,10,137 1,17,355 -6% 1,07,990 1,13,100 1,18,726 -5% Ravva 3,998 4,288 -7% 4,089 4,185 5,365 -22% Cambay 3,791 4,132 -8% 3,750 3,901 4,100 -5% Total Oil and Gas (million boe)               Oil & Gas- Gross 16.61 17.93 -7% 16.73 69.32 74.56 -7% Oil & Gas-Working Interest 10.61 11.45 -7% 10.66 44.23 46.92 -6% Financials (in Rs crore, except as stated)               Revenue 2,131 1,717 24% 2,149 8,204 8,626 -5% EBITDA 1,121 549 104% 1,052 4,013 3,579 12% Average Oil Price Realization ($ / bbl) 47.7 28.2 69% 46.0 43.3 40.9 6% Brent Price ($/bbl) 53.7 33.9 58% 49.3 48.6 47.0 2% Segment Summary – Oil & Gas

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q4			Q3	Full Year		
	FY 2017	FY 2016	% change YoY	FY 2017	FY 2017	FY 2016	% change YoY
Mined metal content	312	188	66%	276	907	889	2%
Refined Zinc – Total	215	154	40%	205	672	759	-11%
Refined Zinc – Integrated	215	154	40%	205	670	759	-12%
Refined Zinc – Custom	-	-	-	-	2	-	-
Refined Lead - Total [1]	45	38	18%	39	139	145	-4%
Refined Lead – Integrated	45	38	18%	39	139	140	-1%
Refined Lead – Custom	-	0		-	-	5	
Refined Saleable Silver - Total (in tonnes) [2]	139	122	14%	118	453	425	7%
Refined Saleable Silver - Integrated (in tonnes)	139	122	14%	118	453	422	7%
Refined Saleable Silver - Custom (in tonnes)	-	0	-	-	-	3	-
Financials *(In Rs. crore, except as stated)*							
Revenue	6,174	3,045	-	4,924	16,940	13,795	23%
EBITDA	3,745	1,282	-	2,729	9,528	6,495	47%
Zinc CoP without Royalty (Rs./MT) [3]	53,200	58,000	-8%	58,100	55,700	52,600	6%
Zinc CoP without Royalty ($/MT) [3]	794	853	-7%	861	830	804	3%
Zinc CoP with Royalty ($/MT)	1,152	1,071	8%	1,198	1,154	1,045	10%
Zinc LME Price ($/MT)	2,780	1,679	66%	2,517	2,368	1,829	29%
Lead LME Price ($/MT)	2,278	1,744	31%	2,149	2,005	1,768	13%
Silver LBMA Price ($/oz)	17.4	14.9	17%	17.2	17.8	15.2	17%

1. *Excludes Captive consumption of 1,633 tonnes in Q4 FY2017 vs 908 tonnes in Q4 FY 2016, 1,731 tonnes in Q3 FY17 and 5,285 tonnes in FY 17 vs 6,657 tonnes in FY16*
2. *Excludes captive consumption of 8.7MT in Q4 FY 2017 vs 4.7MT in Q4 FY 16, 8.9MT in Q3 FY 2017 and 27.4 MT in FY 2017 vs 34.5 MT in FY 2016*
3. *The COP numbers are after adjusting for deferred mining expenses under Ind AS. Without this adjustment, Zinc COP per MT would have been Rs 48,467 ($ 723/t) without royalty in Q4 FY17and Rs 55,879($ 833/t) in FY 17.*

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 40

 Production (in’000 tonnes, or as stated) Q4 Q3 Full Year FY 2017 FY 2016 % change YoY FY 2017 FY 2017 FY 2016 % change YoY Refined Zinc – Skorpion 21 27 -22% 17 85 82 4% Mined metal content- BMM 20 15 33% 15 70 63 11% Mined metal content- Lisheen - -   - - 81 -100% Total 41 42 -2% 33 156 226 -31% Financials (In Rs. crore, except as stated)               Revenue 504 562 -10% 587 2,230 2,563 -13% EBITDA 138 79 75% 202 928 441 - CoP – ($/MT) 1,439 1,242 16% 1,615 1,417 1,431 -1% Zinc LME Price ($/MT) 2,780 1,679 66% 2,517 2,368 1,829 29% Lead LME Price ($/MT) 2,278 1,744 31% 2,149 2,005 1,768 13% Segment Summary – Zinc International

Segment Summary – Aluminium

***Particulars** (in'000 tonnes, or as stated)*	Q4			Q3	Full Year		
	FY2017	FY2016	% change YoY	FY2017	FY2017	FY2016	% change YoY
Alumina – Lanjigarh	313	211	48%	328	1,208	971	24%
Total Aluminium Production	353	226	56%	319	1,213	923	31%
Jharsuguda-I	132	123	7%	132	525	516	2%
Jharsuguda-II[1]	100	19		84	261	76	
245 Kt Korba-I	64	64	-1%	65	256	257	0%
325 Kt Korba-II[2]	57	19	-	38	171	75	-
Jharsuguda-1800 MW (MU)[3]	-				511	-	-
Financials *(in Rs. crore except as stated)*							
Revenue	4,317	2,861	51%	3,584	13,686	11,091	23%
EBITDA Aluminium Segment	990	365	-	651	2,306	654	-
EBITDA - BALCO	356	92	-	175	698	-98	-
EBITDA - VAL	634	273	-	475	1,608	752	-
Alumina COP -Lanjigarh($/MT)	290	297	-2%	265	282	315	-10%
Alumina COP -Lanjigarh (Rs/ MT)	19,400	20,100	-3%	17,900	18,900	20,600	-8%
Aluminium COP ($/MT)	1,492	1,431	4%	1,429	1,463	1,572	-7%
Aluminium COP (Rs/MT)	99,900	96,600	3%	96,400	98,200	1,02,900	-5%
Aluminium COP Jharsuguda($/MT)	1,493	1,397	7%	1,388	1,440	1,519	-5%
Aluminium COP Jharsuguda (Rs/MT)	100,000	94,300	6%	93,600	96,600	99,400	-3%
Aluminium COP Balco ($/MT)	1,489	1,489	0%	1,499	1,506	1,659	-9%
Aluminium COP Balco (Rs/MT)	99,800	1,00,500	-1%	1,01,100	1,01,100	1,08,600	-7%
Aluminium LME Price ($/MT)	1,851	1,516	22%	1,710	1,688	1,590	6%

Notes: 1. Including trial run production of 28kt in Q4 FY 2017, Nil in Q4 FY 2016 , 36kt in Q3 FY17 and 95kt in FY 2017 and 51kt FY 2016
2. Including trial run production of 18.5kt in Q4 FY2017, Nil in Q4 FY16, 270 tonnes in Q3 FY 2017 and 47kt in FY 2017 and Nil in FY 2016
3. Jharsuguda 1,800 MW and BALCO 270 MW have been moved from Power to the Aluminium segment from 1st April,2016 and prior year sales and EBITDA numbers continued to be reported in Power Segment.

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 42

Particulars (in million units) Q4 Q3 Full Year FY 2017 FY 2016 % change YoY FY2017 FY 2017 FY 2016 % change YoY Total Power Sales 3,462 3,391 2% 3,413 12,916 12,121 7% Jharsuguda 600MW (FY 16 nos are 2400MW) 1 952 1,906 -50% 879 3,328 7,319 -55% Balco 270MW 2 - -     - 169 - Balco 600 MW 793 499 59% 660 2,609 1,025 - HZL Wind Power 75 61 23% 53 448 414 8% Malco 46 56 -18% 29 190 402 -53% TSPL 1,596 869 84% 1,792 6,339 2,792 - Financials (in Rs. crore except as stated)               Revenue 1,509 1,298 16% 1,532 5,608 4,643 21% EBITDA 466 402 16% 434 1,642 1,294 27% Average Cost of Generation(Rs./unit) 3 2.27 1.95 16% 2.10 2.10 2.15 -2% Net Average Realization (Rs./unit) 3 2.71 2.55 6% 2.77 2.83 2.91 -3% SEL Cost of Generation (Rs./unit) 2.53 1.87 35% 2.02 2.14 2.09 2% SEL Net Realization (Rs./unit) 2.45 2.27 8% 2.46 2.41 2.63 -8% Segment Summary – Power Notes: 1. Jharsuguda 1,800 MW have been moved from Power to the Aluminium segment from 1st April,2016 and prior year sales and EBITDA numbers continued to be reported in Power Segment 2. BALCO 270 MW have been moved from Power to the Aluminium segment from 1st April,2016 and prior year sales and EBITDA numbers continued to be reported in Power Segment. 3. Average excludes TSPL

 Production (in ’000 tonnes, or as stated) Q4 Q3 Full Year FY 2017 FY 2016 % change YoY FY 2017 FY 2017 FY 2016 % change YoY Copper - Mined metal content - -  - - - -  - Copper - Cathodes 103 102 1% 102 402 384 5% Tuticorin power sales (million units) 64 68 -6% 46 200 402 -50% Financials (In Rs. crore, except as stated)               Revenue 6,498 5,486 19% 5,186 21,018 20,929 - EBITDA 434 532 -18% 447 1,693 2,208 -23% Net CoP – cathode (US¢/lb) 4.8 3.4 41% 3.9 5.0 3.2 56% Tc/Rc (US¢/lb) 23.8 24.8 -4% 22.2 22.4 24.1 -7% Copper LME Price ($/MT) 5,831 4,672 25% 5,277 5,152 5,211 -1% Segment Summary – Copper India

Particulars (in million dry metric tonnes, or as stated) Q4 Q3 Full Year FY 2017 FY 2016 % change YoY FY 2017 FY 2017 FY 2016 % change YoY Sales 3.0 2.6 15% 3.7 10.2 5.3 91% Goa1 2.3 1.6 44% 2.6 7.4 2.2 - Karnataka 0.7 1.0 -30% 1.0 2.7 3.1 -13% Production of Saleable Ore 3.7 2.8 32% 2.6 10.9 5.2 - Goa 3.7 1.9 95% 2.3 8.8 2.2 - Karnataka 0.0 0.9 - 0.4 2.1 3.0 -30% Production (‘000 tonnes)               Pig Iron 182 188 -3% 154 708 654 8% Financials (In Rs. crore, except as stated)               Revenue 1,264 869 45% 1,405 4,129 2,292 80% EBITDA 387 280 38% 467 1,322 433 - Segment Summary – Iron Ore Note: 1 Includes auction sales of 0.8mt in Q4 FY2016 & 1.4mt in FY2016

Sales Volume Q4 FY2017 FY 2017 Q4 FY 2016 FY 2016 Q3 FY2017 Zinc-India Sales         Refined Zinc (kt) 217 696 158 760 211 Refined Lead (kt) 47 138 41 145 36 Zinc Concentrate (MIC) 27 27 - - - Lead Concentrate (MIC) - - - - - Total Zinc (Refined+Conc) kt 243 723 158 760 211 Total Lead (Refined+Conc) kt 47 138 41 145 36 Total Zinc-Lead (kt) 290 861 199 906 248 Silver (moz) 4.4 14.4 3.9 13.7 3.8 Zinc-International Sales           Zinc Refined (kt) 22 86 28 87 20 Zinc Concentrate (MIC) 3 21 12 106 6 Total Zinc (Refined+Conc) 24 107 40 193 26 Lead Concentrate (MIC) 3 33 9 44 9 Total Zinc-Lead (kt) 28 140 48 237 34 Aluminium Sales           Sales - Wire rods (kt) 90 323 94 357 74 Sales - Rolled products (kt) 8 18 1 21 6 Sales - Busbar and Billets (kt) 41 145 33 111 43 Total Value added products (kt) 138 486 127 489 123 Sales - Ingots (kt) 233 723 107 438 199 Total Aluminium sales (kt) 371 1,209 234 927 322 Sales Summary

Sales Summary

vedanta transforming elements

Sales Volume	Q4 FY2017	FY2017	Q4 FY 2016	FY 2016	Q3 FY2017
Iron-Ore Sales					
Goa (mn DMT)[3]	2.3	7.4	1.6	2.2	2.7
Karnataka (mn DMT)	0.7	2.7	1.0	3.1	1.0
Total (mn DMT)	3.0	10.1	2.6	5.3	3.7
Pig Iron (kt)	202	714	213	663	141
Copper-India Sales					
Copper Cathodes (kt)	53	192	44	167	53
Copper Rods (kt)	51	207	59	210	48
Sulphuric Acid (kt)	113	499	141	505	116
Phosphoric Acid (kt)	53	199	49	197	51

Sales Volume Power Sales (mu)	Q4 FY2017	FY2017	Q4 FY 2016	FY 2016	Q3 FY2017
Jharsuguda 2,400 MW	952	3,328	1,906	7,319	879
TSPL	1,596	6,339	869	2,792	1,792
BALCO 270 MW	-	-	-	169	
BALCO 600 MW	793	2,609	499	1,025	660
MALCO	46	190	56	402	29
HZL Wind power	75	448	61	414	53
Total sales	**3,462**	**12,914**	**3,391**	**12,121**	**3,413**
Power Realisations (INR/kWh)					
Jharsuguda 2,400 MW	2.45	2.41	2.27	2.63	2.46
TSPL[1]	6.17	5.63	6.48	5.76	5.82
BALCO 270 MW	-	-	-	3.26	
BALCO 600 MW	2.82	2.93	3.07	3.18	2.96
MALCO	4.27	5.39	6.16	6.17	6.75
HZL Wind power	4.06	4.21	3.89	3.96	3.39
Average Realisations[2]	2.71	2.83	2.55	2.91	2.77
Power Costs (INR/kWh)					
Jharsuguda 2,400 MW	2.53	2.14	1.87	2.09	2.02
TSPL	4.10	3.92	3.64	3.78	4.10
BALCO 270 MW	-	-	-	3.89	
BALCO 600 MW	1.93	2.14	2.04	2.35	2.11
MALCO	4.56	4.40	4.51	4.16	5.51
HZL Wind power	1.04	0.69	1.12	0.05	1.47
Average costs[2]	2.27	2.10	1.95	2.15	2.10

Notes: 1. TSPL – NSR calculated based on PLF
2. Average excludes TSPL
3 Includes auction sales of 0.8mt in Q4 FY 2016 & 1.4mt in FY 2016

VEDANTA LIMITED - FY2017 RESULTS PRESENTATION 47

Group Structure Konkola Copper Mines (KCM) 50.1% Vedanta Resources Plc 100% 64.9% Zinc India (HZL) Australian Copper Mines Vedanta Ltd 79.4% Subsidiaries of Vedanta Ltd Sesa Iron Ore Sterlite Copper (Tuticorin) Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Cairn India (O&G) Divisions of Vedanta Limited Unlisted entities Listed entities Talwandi Sabo Power (1,980 MW) 100% MALCO Power (100 MW) 100% Skorpion & Lisheen -100% BMM -74% 100% Zinc International 51% Bharat Aluminium (BALCO) 100% Western Cluster (Liberia) Note: Shareholding post Cairn merger 48

Results Conference Call Details 49 Results conference call is scheduled at 6:00 PM (IST) on Monday, 15 May 2017. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on May 15, 2017 India – 6:00 PM (IST) Mumbai main access +91 22 3938 1017 Toll Free number 1 800 120 1221 1 800 200 1221 Singapore – 8:30 PM (Singapore Time) Toll free number 800 101 2045 Hong Kong – 8:30 PM (Hong Kong Time) Toll free number 800 964 448 UK – 1:30 PM (UK Time) Toll free number 0 808 101 1573 US – 8:30 AM (Eastern Time) Toll free number 1 866 746 2133 For online registration http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915 Replay of Conference Call (15 May 2017 to 21 May 2017) Mumbai +91 22 3065 2322 Passcode: 63835#